ELLENOFF GROSSMAN & SCHOLE LLP

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www.egsllp.com

April 29, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Mail Stop 03-09

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc.

Annual Report on Form 10-KSB

File No. 001-3136

Dear Mr. Rosenberg:

In connection with the Staff’s comment letter, dated April 14, 20045 regarding the above-referenced annual report (the “10-KSB”), we hereby respectfully submit to you, on behalf of our client, BioDelivery Sciences International, Inc. (the “Company”), three (3) marked and clean copies of Amendment No. 1 to the 10-KSB, including exhibits (“Amendment No. 1”). We are also transmitting Amendment No. 1 electronically via EDGAR.

We also respond below to the Staff’s comments regarding the 10-KSB. For convenience of your review, we have repeated the Staff’s questions and comments in bold type prior to our response. Please note that we are also filing an amendment to the Company’s Registration Statement on Form SB-2 (File No. 333-123569), which was originally filed on the same date as the 10-KSB, to reflect changes to the 10-KSB based on the Staff’s comments. We have also enclosed three (3) marked and clean copies of the amendment to such Form SB-2 for your review.

Form 10-KSB for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis or Plan of Operation, page 54

1.	We acknowledge your “Pipeline of Proposed Formulations and Products” page 5. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII-Industry Specific Issues-Accounting and Disclosure by Companies Engaged in Research

Mr. Jim B. Rosenberg

April 29, 2005

and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please then disclose the information that follows below for each of your major research and development projects.

a.	The costs incurred on the project during each period presented and to date;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion date;

d.	The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely; and, finally

e.	The period in which material net cash inflows from each significant project are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, please disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. end c., disclose the mount or range of estimated costs and timing to complete the phase in phase in and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

We have revised the Management’s Discussion and Analysis or Plan of Operation section of the 10-KSB to add a new subheading thereto captioned “Major Research and Development Projects” in response to the Staff’s comments. We have also added conforming disclosure throughout Amendment No.1 to identify the four projects which the Company is presently dedicating most of its corporate resources on.

Note 1. Nature of business and summary of significant accounting policies, page F-8

2.	We note that you sold to Accentia the rights to your contingent royalty stream under the related license agreement fried as exhibit 10.1, recording revenue pursuant to the transaction of $2.5 million. In review of your obligation under the supply requirements of section 9 of the license agreement, please provide to us a thorough analysis supporting your revenue recognition policy for this transaction and include the specific authoritative literature used in arriving at your conclusions. Additionally, please disclose your ongoing obligations pursuant to the underlying license agreement and asset purchase agreement.

Please be advised that the Company has conferred with Accentia on this point in response to the Staff’s comment. The Company does not believe that it has any ongoing material monetary obligations under the Accentia license or asset purchase agreements which would affect the Company’s revenue recognition under the asset purchase agreement. Since the commencement of the license, Accentia has paid, and will continue to pay, for all research, development and regulatory approval costs under the Company’s license agreement with Accentia, including (and notwithstanding the provisions of Section 9.1 to the license agreement) the costs associated with providing supplies of soy PS. To memorialize this original understanding, the Company and Accentia have entered into a letter amendment to their license agreement to clarify the original agreement between the parties with respect to Accentia’s payment

Mr. Jim B. Rosenberg

April 29, 2005

obligations under Section 9.1. We have filed such letter amendment, along with a separate letter amendment between the parties which was entered into on March 28, 2005 (i.e., subsequent to the filing of the 10-KSB) as exhibits to Amendment No. 1. We have also made some conforming changes to the disclosure in other parts of Amendment No. 1 (including Footnote 1 to the financial statements) to clarify Accentia’s payment obligations under the license.

Note 4. Business Acquisition. page F-15

3.	As Arius was a development stage enterprise according to your 8-K/A filed November 5, 2004, please tell us why you recorded goodwill of $2.7 million and licenses of $1.9 million and only allocated $0.2 million to in-process research and development. Your response should discuss the nature of the licenses acquired and how you use them in your operations. In addition, with respect to the goodwill recorded, please reference the specific authoritative literature used in arriving at your conclusion that this acquisition qualifies as a business combination, rather than an asset acquisition, under both SFAS No. 141 and EITF 98-3.

The Company has reviewed the facts and circumstances surrounding the Arius acquisition and the accounting and disclosure for such as described in Footnote 4 to the financial statements in response to the Staff’s comment and offers the following response:

While Arius was a development stage enterprise, it was considered to be such based on an absence of a significant amount of revenue. Arius had entered into licensing arrangements which resulted in revenue recognized of $176,000 at the time of the acquisition, with deferred revenue recognizable in the future of $123,500. Pursuant to EITF 98-3, if the business involves a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors, absence of significant revenues does not preclude treatment as a business acquisition as opposed to an asset acquisition.

Arius did possess all elements necessary to continue to conduct normal operations, which included inputs, processes and outputs. Inputs consisted of intangibles (license), intellectual property (in-process research and development) and employees. Processes consisted of accounting systems as well as strategic management processes and plans and operational processes, policies and procedures. In addition, the formal business plan was on target when comparing projections to plan. Outputs are demonstrated by the Company’s proven ability to generate revenues. Further, the ability to obtain access to customers that purchase the outputs of the transferred set is demonstrated by revenues generated post-acquisition ($1,000,000). Access to customers beyond those for which agreements were in place at the time of acquisition was considered by management to be relatively assured given the approval of BEMA in Europe.

In addition, EITF 98-3 provides that if all but a de minimus (say 3%) amount of the fair value of the transferred set of activities is represented by a single tangible or intangible asset, the concentration of value in the single asset is an indicator that an asset is being acquired, rather than a business. This is not the case with the Arius acquisition. Three percent of the acquisition price of $5,372,924 is $161,188. As noted in the following table, the product rights for BEMA do not represent 97% of the purchase price. Assets acquired, with the remainder allocable to goodwill, were as follows:

BEMA license	$1,900,000
Intellectual property (Emezine IPR&D)	200,000
Non-compete agreements	500,000
Cash	57,765

Mr. Jim B. Rosenberg

April 29, 2005

Arius’ business focus is to develop and commercialize products for acute conditions associated with surgery and cancer, incorporating a novel delivery system that improves the speed of onset and provides convenience to the patient and healthcare provider. BEMA is a mucosal patch which is intended to deliver pharmaceuticals across the inner lining of the cheek. The Company will sell BEMA products to wholesalers, and management’s business plan estimates significant revenues to be generated from these agreement.

Emezine, which was considered to be in-process research and development at the time of the acquisition, is a special delivery anti-emetic consisting of a dissolvable tablet placed in between a patient’s gum line and cheek. The Company has agreements in place relating to Emezine product commercialization and distribution, which will generate royalties once product development is complete.

With regard to the purchase price allocation, the intangibles acquired consisted of a license for one technology (BEMA) and in-process research and development for a product under development by Arius at the time of acquisition (Emezine), both valued using the projected ten-year discounted cash flows.

The license acquired for the BEMA technology did not qualify as in-process research and development since the Atrix License, which granted the BEMA technology to Arius, and which grants Arius an exclusive worldwide license to utilize the technology in its developed products or license the technology to others, is a contract-based intangible asset and recognizable as an asset apart from goodwill in accordance with FAS 141.

Emezine is a product that has substance and is a project that is measurable. Because Emezine is a new drug not yet approved by the FDA, it is incomplete, and as such, was determined to be in-process research and development based on accepted valuation methodology, specifically the AICPA Practice Aid “Assets Acquired in a Business Combination to be Used in Research and Development Activities: a Focus on Software, Electronic Devices and Pharmaceutical Industries.”

Goodwill was calculated using the residual method, and after deduction of the above values, including amounts allocable to cash and covenants not to compete, was determined to be $2.7 million, pursuant to FAS 141.

Footnote 4 to the financial statements in Amendment No. 1 has been modified to add a discussion of the relevant information to clarify the accounting treatment applied in this business acquisition.

Exhibits

4.	We note that your officers’ certifications pursuant to Section 906 of the Sarbanes Oxley Act, filed as Exhibits 32.1 and 32.2, currently refer to your Annual Report on Form 10-KSB for the year ended December 31, 2003. Please revise and file both exhibits to reflect the appropriate date of December 3I, 2004. Additionally, it appears that the Chief Financial Officer’s signature date is incorrect.

Mr. Jim B. Rosenberg

April 29, 2005

We have modified the exhibits in accordance with the Staff’s request and attached updated certifications as required by Rule 12b-15.

We thank the Staff in advance for its consideration of the foregoing and Amendment No. 1. If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Francis E. O’Donnell, Jr., M.D.

Mark A. Sirgo, Ph.D.

James A. McNulty, CPA

Barry I. Grossman, Esq.

Douglas S. Ellenoff, Esq.

Stacy Y. Patrick, CPA